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                           April 5, 2021

       Tanya Domier
       Chief Executive Officer
       Advantage Solutions Inc.
       18100 Von Karman Avenue, Suite 1000
       Irvine, CA 92612

                                                        Re: Advantage Solutions
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 25,
2021
                                                            File No. 333-254716

       Dear Ms. Domier:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Morris at (202) 551-3314 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services